Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650

Conference Call Transcript

CME/CBOT Merger Call

Event Date/Time: Oct. 17. 2006 / 8:30AM ET

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FINAL TRANSCRIPT

Oct. 17. 2006 / 8:30AM ET, BOT - 3Q 2006 CBOT Holdings Inc. Earnings Call and Merger Discussion

CORPORATE PARTICIPANTS

Debbie Koopman

CBOT - Director of IR

John Peschier

CME - IR

Terry Duffy

CME - Chairman

Charlie Carey

CBOT - Chairman

Craig Donohue

CME - CEO

Bernie Dan

CBOT - President and CEO

Jamie Parisi

CME - CFO

Glen Johnson

CBOT - CFO

CONFERENCE CALL PARTICIPANTS

Rich Repetto

Sandler O’Neil - Analyst

Daniel Goldberg

Bear Stearns - Analyst

Mike Vinciquerra

Raymond James - Analyst

Mark Lane

William Blair - Analyst

Howard Chen

Credit Suisse - Analyst

Scott Appleby

Deutsche Bank - Analyst

Richard Herr

Keefe, Bruyette & Woods - Analyst

Roger Freeman

Lehman Brothers - Analyst

Niamh Alexander

CIBC - Analyst

Bryan Long

Chesapeake Partners - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen and welcome to the call to discuss the CME and CBOT definitive agreement to merge.

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FINAL TRANSCRIPT

Oct. 17. 2006 / 8:30AM ET, BOT - 3Q 2006 CBOT Holdings Inc. Earnings Call and Merger Discussion

[OPERATOR INSTRUCTIONS]

I would now like to turn the presentation over to your host for today’s call, Miss Debbie Koopman, Director of Investor Relations. Please go ahead, ma’am.

Debbie Koopman - CBOT - Director of IR

Thank you. Thank you for joining us today on what was originally scheduled to be the Chicago Board of Trade’s third quarter earnings conference call. As you know, CME and CBOT today announced that they have signed a definitive agreement to merge the two organizations to create the world’s most diverse global derivatives exchange. Due to this announcement, today’s conference call will focus on the merger agreement. In lieu of an earnings conference call, CBOT has posted a written overview of its third quarter earnings review on its website. Please go to the CBOT’s Investor Relations section of its website at cbot.com to access this document.

Before I turn the call over to John Peschier, I would like to quickly review the highlights of CBOT’s third quarter results. In the third quarter, CBOT once again achieved record results. Third quarter revenue increased 45% to 163 million, compared to last year’s third quarter. Net income for the quarter was 48.8 million, more than double last year’s comparable quarter. The operating margin for the quarter expanded by 20 percentage points to 49.6%. These record-setting results were driven by a 21% increase in trading volume, growth of 23% in the average rate per contract and tight cost controls. And with that overview, I would like to turn it back over to John Peschier.

John Peschier - CME - IR

Thank you all very much for joining us today to discuss this historic merger agreement between CME and CBOT. To obtain a copy of our release and accompanying slides for this call, please go to either the CME or CBOT websites under Investor Relations.

This morning we will walk you through the details related to the merger announcement and then we will open up the call for your questions. We ask that you focus your questions on the merger agreement. CME will be releasing earnings on its previously scheduled date, next Tuesday, October 24.

Before I turn this call over to Terry Duffy, Chairman of CME, I will read the Safe Harbor language. Statements made on this call that are not historical facts are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. For detailed information about factors that may affect our performance may be found in our press release for the merger and our filings by the CME and the CBOT with the SEC, which are available on our respective websites. Additional information about this transaction will be available on cme.com and cbot.com. Now, I would like to turn the call over to Terry.

Terry Duffy - CME - Chairman

Thanks, John. As both the former speakers said, let me thank all of you for joining us this morning. With me today is Charlie Carey, the Chairman of the Chicago Board of Trade; Craig Donohue, the CME’s Chief Executive Officer; Bernie Dan, the President and CEO of the CBOT; Jamie Parisi, CME’s Chief Financial Officer and Glen Johnson, the CFO of the Chicago Board of Trade.

I have a tremendous amount of respect for all our colleagues from the CBOT, each of whom I have known for many years. While our companies’ individual accomplishments have been impressive, we are here today to say that there is much more we can accomplish together. Our institutions each have distinguished histories and colorful traditions with CBOT founded in 1848 and the CME founded in 1898. In 2003 we formed a partnership to begin clearing the CBOT business, offering tremendous efficiencies to our customers. Now, a full merger is a natural extension of that strong partnership, allowing us to enhance the efficiencies and opportunities available to derivatives industry participants worldwide. We expect to build on our proven track records of growth and innovation.

The idea to merge these two great companies has been contemplated for decades. We have each spent the past several years leading our organizations through dramatic and successful transformations of our business models. While there has been much speculation about a merger of our two companies, they say that timing is everything. I know everyone here with me is delighted to say, the time is now.

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Oct. 17. 2006 / 8:30AM ET, BOT - 3Q 2006 CBOT Holdings Inc. Earnings Call and Merger Discussion

Let us turn to Slide number 3. This historic transaction will establish the world’s premier derivatives exchange, which is expected to provide significant value to our companies, customers and shareholders. We are all aware that the global derivatives industry has growing, increasing competition. Exchange intermediaries and even users of — are consolidating and the over-the-counter and unregulated entities are constantly evolving. With the merger of the CME and the CBOT, we will be better positioned to compete in this space on a global basis.

This transformation — this transaction unifies each company’s worldwide efforts into a cohesive strategy, allowing us to be even more nimble and competitive in meeting the needs of our global customers. Combined, the new organization would be ideally positioned to serve its global customers base any time and any place. This deal is financially compelling. Our combined company will have a significant operating leverage which is a hallmark of each of our companies now. We have identified more than 125 million of potential annual cost savings, which Craig will discuss in a moment. In addition, the two companies together have greater potential revenue opportunities.

If you turn to Slide 4, you can see the details of the transaction. The transaction is structured as a merger, in which the CBOT stockholders will receive shares of CME common stock or they can elect cash up to a total of $3 billion. On an all-stock basis, CME and CBOT shareholders will hold approximately 69% and 31% of the combined company respectively. Currently, this would value the combined company at $25 billion.

As for the board structure, CME’s board currently consists of 20 members. The CBOT has 17 board members. The combined board — the combined board count will total 29 members when the transaction closes, with 20 board members from the original CME side and 9 from the CBOT. There will be no changes to the core trading rights that are currently in place for our respective members.

We are all very excited about this tremendous combination here at the CME. With that, I would now like to turn it over to my good friend and respected colleague, and I think one of the main reasons and the main guy why we are here today and that is the Chairman of the Chicago Board of Trade, Charlie Carey.

Charlie Carey - CBOT - Chairman

Thank you, Terry. This is a landmark transaction for our companies, our industry and our city. Since CBOT began offering the world’s first agricultural futures contracts in 1848, we have been at the forefront of derivatives trading. By combining our leading institutions, we will continue to transform our industry, creating tremendous value for our shareholders. As a single entity, we would be the world’s premier derivatives exchange in terms of product breadth, global reach and market capitalization.

We carefully considered multiple avenues for long-term growth in our business and we believe this combination unlocks the greatest value for our shareholders. The key to this merger is the mutual respect we have for one another’s accomplishments and our shared vision for the future. Both companies have come a long way over the last five years and we are looking forward to achieving considerable success together and I would like to thank Terry Duffy personally for all the hard work he did on this. And at this point, I will turn it over to Craig Donohue, who will walk you through some of the details of the announcement.

Craig Donohue - CME - CEO

Thank you, Charlie. It is a great honor to be here with our colleagues from the Board of Trade today and to have the opportunity to discuss the benefits of this combination for our shareholders, as outlined on Slide 5. The combined company, to be named CME Group after the transaction is completed, is expected to lead the transformation of the global derivatives marketplace and create operational and cost efficiencies for market users. We will go through each benefit in more detail.

First, based on our current share prices, as a combined company, our market capitalization would exceed $25 billion, the largest market capitalization among global exchanges. We are focused primarily on derivatives, the fastest-growing and most profitable market sector in the exchange face.

Turning to Slide 7, we will be able to leverage each company’s distinct product lines for the benefit of customers around the world. We will also continue to extend our broad global distribution and customer reach, particularly in Europe and Asia, where we already have a significant presence and where we see excellent growth potential. Customers will enjoy unparalleled access to innovative futures and options products in every major asset class. This includes the U.S. dollar-denominated interest rate yield curve with Eurodollars and Treasuries, as well as equities including the S&P 500, NASDAQ 100, Russell 2000 and Dow Jones Industrial Average, along with foreign exchange, agricultural, energy, metals and alternative products like weather and real estate. In addition to the product diversity, we also have compelling market data offerings for our customers.

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Oct. 17. 2006 / 8:30AM ET, BOT - 3Q 2006 CBOT Holdings Inc. Earnings Call and Merger Discussion

On Slide 8, you can see the combined company would have the highest futures trading volume globally. In our business, building deep, liquid, well-regulated markets is the critical function of an exchange and this is an area where CME and CBOT excel. The total combined volume currently approaches 9 million contracts per day, with underlying notional value exceeding $4.2 trillion per day. This includes three of the four most actively traded futures contracts in the world, CME Eurodollar futures and E-Mini S&P 500 Index futures, and of course CBOT 10-year Treasury Note futures.

There are significant customer benefits, which you can see on Slide 9. First, they will be able to access distinct products and services, as well as innovative new product offerings on the CME Globex platform. Many of our users are focused on reducing their operating costs and our consolidated trading floor and systems will help them achieve that goal. Our systems would also provide users with cutting-edge functionality. Lastly, there would be seamless continuation of the current clearing arrangement, which secures the existing margin benefits that we know have been so valuable to our customers.

If you turn to the next slide, you will see that CME and CBOT together have a history of successful integration and execution. When we launched our historic clearing agreement, we provided significant capital and back office efficiency for our customers. We exceeded both our original deadline and our financial guidance. More important, CBOT and CME worked hard and worked hand-in-hand during the process. Solid execution is something for which we are recognized and we expect that to continue.

Due to our similar business models, processes and structure, we expect significant cost savings from this transaction, which you can see on Slide 11. We expect annual expense savings of more than $125 million in year two following the close. The bulk of the synergies result from reducing technology and administrative costs and creating more efficient trading floor operations. We would have a single trading platform and a single open-outcry trading location. We will eventually move CBOT’s electronic products onto CME Globex and CME’s trading floor operations would migrate to CBOT’s facilities and we would thoroughly review our joint real estate needs to reduce overall expenses. We would also be well positioned to generate incremental revenues, which you can see on Slide 12.

We would have a greater ability to cross-sell our entire suite of products on a global basis. For example, we could reach out to CBOT’s customers in Asia, who are active in Treasury and grain futures markets and introduce the CME financial products. We expect to build on CBOT’s success in electronic, buying their agricultural business to accelerate the electronic CME commodity volumes. We also expect this to enhance our new product delivery capabilities, with extensive products along the U.S. dollar-denominated interest rate yield curve. We intend to explore opportunities to innovate products in this area, that would provide more efficiency for users. We also will have the ability to create unique spreads with CBOT agricultural products and CME’s livestock and weather offerings. Additionally, we believe this transaction better positions our combined company to market new credit related products.

Our strategy also includes improving our capabilities to expand in over-the-counter markets. This would increase the number of eligible products for Clearing 360 and the potential to combine Swapstream, which is focused on the long-dated European-denominated interest rate swaps market, with both CME and CBOT interest rate products.

Finally, a CBOT-CME combination would increase incremental revenue opportunity through a stronger international presence. Our benchmark products have global appeal. As standalone entities, CBOT and CME have devoted significant resources to generating business outside the U.S. Our outreach efforts also include establishing telecommunications hubs in Europe and Asia, building relationships with foreign exchanges, government agencies and license providers and launching new products that are relevant to users in those time zones. Unifying our international efforts will provide both cost synergies and increased opportunities for growth. To be clear, our cost savings are driving the economics of this transaction and we have not included potential revenue synergies in our analysis.

This next slide shows selected financial data for CME, along with pro forma comparison of the last 12 months’ financial results, based on an all-stock transaction. The first column shows CME on a standalone basis. The second column shows a pro forma comparison based on combining the companies. The third column includes the expected annual cost savings. You can see the operating income grows from approximately $600 million with CME standalone to more than $900 million combined. The increase in the operating margin shows the tremendous financial leverage in our model. If CBOT shareholders elect to receive cash consideration up to the maximum of $3 billion, we would likely issue between 1.5 and $2 billion in debt. At this level, with a strong credit profile, we would expect to have a high investment-grade debt rating.

Based on our analysis, this transaction is expected to become accretive to earnings in 12 to 18 months after the closing, driven by cost savings. We are very excited to announce this historic transaction, which we believe will create tremendous value for our shareholders and our customers. And with that, I would like to turn the call over to my colleague, Bernie Dan.

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Oct. 17. 2006 / 8:30AM ET, BOT - 3Q 2006 CBOT Holdings Inc. Earnings Call and Merger Discussion

Bernie Dan - CBOT - President and CEO

Thank you, Craig. As Charlie stated, this is a landmark agreement for both our companies. I am proud to be here today representing the Chicago Board of Trade, a company that has a rich history of embracing change, rising to the challenge of successfully transforming the company and accomplishing a dramatic financial turnaround during the last five years. I firmly believe that our merger with CME lays the foundation for continued growth of the combined company, creating strong opportunity for shareholders and customers. I look forward to working with the CME to achieve a smooth transition and merger of these two vibrant and respected companies and to serving in my new role as special advisor to the combined company.

As I stated earlier, over the last few years, we have dramatically enhanced our business model. As you can see from Slide 14, the Chicago Board of Trade compounded annual volume growth has been 25% from 2001 to 2006. We have seen growth in all of our main product groups - agricultural, interest rates, metals and equity-indexed products. CBOT’s strategy has been focused on several opportunities. They include product development as well as new capabilities and functionality to drive trading volume, global expansion and strategic alliances. Our fundamental goal is to provide products and services that meet customer demand and serve an economic need, while creating opportunities to further diversify our business.

CBOT’s recent strategic growth initiatives include, one, introducing electronic trading of our agricultural products during daytime trading hours; two, launching our new joint venture, Jade, which offers Asian-based commodities; three, enhancing the unique value proposition of our metals complex; and four, building liquidity in existing products such as our swaps contracts.

As you can see from the next slide, we have achieved significant operating leverage over the last five years. We continue to build on our past performance, posting record operating margins for the third quarter of 49.6%. The main driver of this margin expansion is volume growth and CME has a graph with a similar trajectory. This operating leverage will be enhanced with this transaction. As we move forward, we will focus on accelerating the positive momentum of our businesses. We are committed to working with CME’s leadership to complete this transaction and unlock the tremendous potential we believe our combined company will deliver to customers and shareholders.

With that, I would like to turn the call back over to Craig.

Craig Donohue - CME - CEO

Thank you, Bernie. Before we open this call up to your questions, I want to discuss the roadmap for completion, which you can see on Slide 15. We will file an S-4 with the SEC. At the appropriate time, CBOT and CME will conduct shareholder meetings and the CBOT will also hold a meeting of its members. Meanwhile, we will be pursuing the regulatory approvals I mentioned earlier. Over the next few months, we will build our combined leadership team. We firmly believe we have the most talented and experienced team in the exchange sector, which will be an important differentiator for our company going forward.

Lastly, over the last few years, we have answered many of your questions regarding what kind of transaction makes sense for CME and how we will use our cash. We have consistently responded that our primary targets are derivatives exchanges that would potentially provide cost synergies, extend our product offering and build upon our global business. We expect this transaction to deliver on these objectives for the benefit of our customers and our shareholders.

With that, let us open up the call for your questions. As we mentioned earlier, please focus your questions on today’s transaction. Thank you.

QUESTION AND ANSWER

Operator

Thank you, sir. [OPERATOR INSTRUCTIONS] Your first question will come from the line of Rich Repetto, of Sandler O’Neil. Please go ahead.

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Oct. 17. 2006 / 8:30AM ET, BOT - 3Q 2006 CBOT Holdings Inc. Earnings Call and Merger Discussion

Rich Repetto - Sandler O’Neil - Analyst

Yes, good morning guys. Congratulations.

Craig Donohue - CME - CEO

Thank you, Rich.

Rich Repetto - Sandler O’Neil - Analyst

You know, in the prepared remarks, Terry Duffy mentioned a thing about timing being everything and the timing is now. I guess that would open up a fair question is, what triggered — what drove the timing is now? There has been a lot of talk about the two exchanges merging well before the CBOT went public. So what triggered the transaction now?

Terry Duffy - CME - Chairman

Rich, I will answer that. It is Terry Duffy and I will let Charlie speak for himself. But in my mind, one of the things that I think really helped bring this transaction together was when you go back to 2003 and look at the historic common clearing agreement that we were to put forward, and I think that helped really build the trust that we could work these companies together. And I think Charlie Carey’s leadership at the Chicago Board of Trade was instrumental in that and that just fed on itself, as far as I am concerned. And again, I think Charlie and I picked up talks over the last year or so and here we are today.

Charlie Carey - CBOT - Chairman

From our perspective, from the Board of Trade’s perspective, we had a lot of hurdles to clear. The CME was first to be a publicly traded company. They created a currency. We had no currency until the last year. Thursday will be one-year anniversary of ringing the bell at the New York Stock Exchange. So now you have metrics. You have a currency. You already have an ongoing business relationship and all those things played well into being able to arrive at a situation where we could combine these two entities and accomplish this. That drove a lot of the timing.

Rich Repetto - Sandler O’Neil - Analyst

Understood, understood. The next question, more on the financial side. The 125 million to just outwardly — or looking at the CBOT’s fixed costs, it looks reasonable but looks a bit conservative when you say the fixed costs that you guided to around 260. So you are taking out less than — slightly less than 50% of what you are projecting. I guess the question is, how do you view that? Is this highly conservative, reasonable? Again, I might think you might be able to take more than that out.

Jamie Parisi - CME - CFO

Rich, this is Jamie. If you look at it and you look at, it is 46% of the total target there, the total Board of Trade cost base excluding the CCL expense. Because if you think about it, their CCL expense is CME’s CCL revenue and then you have to take that out of the mix. And then if you exclude depreciation, you get closer to 60% of the CBOT’s expense base.

Rich Repetto - Sandler O’Neil - Analyst

Okay. That is a good point. I did not factor in the depreciation side of it. Last question is, sort of admin stuff, but any breakup fees and has this been run any preliminary — any initial runs by antitrust agencies to see what their initial take would be?

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Oct. 17. 2006 / 8:30AM ET, BOT - 3Q 2006 CBOT Holdings Inc. Earnings Call and Merger Discussion

Craig Donohue - CME - CEO

Rich, it is Craig Donohue. Obviously, we will be filing the merger agreement. You will have an opportunity to look at the detailed terms there. Don’t quote me, but I think the breakup fee is somewhere approximately $240 million. On the second part of your question, we have been, both of us, very well advised on the Department of Justice antitrust issues. We are certainly not expecting any regulatory issues to be a problem for us.

Rich Repetto - Sandler O’Neil - Analyst

Understood. Thanks and congrats again.

Operator

And your next question will come from the line of Daniel Goldberg of Bear Stearns.

Daniel Goldberg - Bear Stearns - Analyst

Morning.

Unidentified Company Speaker

Morning, Daniel.

Daniel Goldberg - Bear Stearns - Analyst

Can you talk — you briefly touched upon kind of the areas you think that revenue synergies can come from. But is there any more detail in terms of how big they could possibly be or how we should think about that opportunity financially?

Bernie Dan - CBOT - President and CEO

Daniel, this is Bernie. Our first and short-term focus is on the expense side, the synergies that Jamie mentioned. As we start to work on the transition issues, we will have a better opportunity to focus on the revenue opportunities and as Craig mentioned in his prepared remarks, those will come at a later date.

Daniel Goldberg - Bear Stearns - Analyst

And, did you mention exactly when we should expect those to start to kick in? I mean, is that a 2009 or potentially before that?

Jamie Parisi - CME - CFO

What we said, Daniel, is that we would expect this to be accretive to us starting in 2008.

Daniel Goldberg - Bear Stearns - Analyst

Okay. In terms of CBOT shareholder vote, what is the breakdown there, in terms of what needs to be passed? Is it a 50% or a majority or —?

Bernie Dan - CBOT - President and CEO

It is a simple majority and so that is all is required.

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Oct. 17. 2006 / 8:30AM ET, BOT - 3Q 2006 CBOT Holdings Inc. Earnings Call and Merger Discussion

Daniel Goldberg - Bear Stearns - Analyst

Okay. And then does this change CME’s relationship at all with the NYMEX, considering there may be some overlap of competitive issues between the Board of Trade products and NYMEX?

Terry Duffy - CME - Chairman

No, — Daniel, it is Terry Duffy. We have a great partnership with NYMEX. We are very committed to that relationship and today’s announcement really is consistent with our agreement with NYMEX. So again, we are very committed to the NYMEX agreement.

Daniel Goldberg - Bear Stearns - Analyst

Okay. And then just lastly, how should we think about this issue with the CBOE trading rights?

Terry Duffy - CME - Chairman

I mean, it really does not affect the stock deal. And what we have done is made sure that we have preserved [all] rights and things of the member interest that would allow the passage of the vote.

Unidentified Company Representative

Yes, Daniel, just again on that. Obviously, this has been another area where we have been well advised and this transaction has been very carefully structured to address that.

Daniel Goldberg - Bear Stearns - Analyst

Okay, great. Thank you.

Operator

And your next question will come from the line of Mike Vinciquerra of Raymond James.

Mike Vinciquerra - Raymond James - Analyst

Thank you, good morning. Just following up on the NYMEX question, anything that you can mention to us about what will happen with the metals trading, now that E-CBOT’s doing very well in that regard. Are you going to combine the two under one platform and leave two out there kind of competing against each other?

Unidentified Company Representative

You know, those details really have not been addressed yet. That is something that we will be obviously working on in the course of the completion of the deal, as well as the course of our discussions with our partners at NYMEX.

Mike Vinciquerra - Raymond James - Analyst

Okay. And I assume the same would probably go for the pricing across the various products as well, as well as the clearing fees that are charged?

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Oct. 17. 2006 / 8:30AM ET, BOT - 3Q 2006 CBOT Holdings Inc. Earnings Call and Merger Discussion

Unidentified Company Representative

Well, obviously until this deal is approved by the shareholders and cleared through the various regulatory functions, we are going to continue to operate as separate companies and in fact competitors. So, for the time being, obviously not. But as we are successful in completing the deal, of course we will turn our attention to that.

Mike Vinciquerra - Raymond James - Analyst

Okay. And could you give us any estimate on the total merger-related cost, both cash and non-cash?

Jamie Parisi - CME - CFO

This is Jamie. From the CME’s perspective, the one-time costs that would flow through our income statement in the first year would be less than $75 million.

Mike Vinciquerra - Raymond James - Analyst

And that is cash or non-cash or both?

Jamie Parisi - CME - CFO

That is both.

Mike Vinciquerra - Raymond James - Analyst

Okay. Thanks very much, congratulations guys.

Operator

And your next question is from the line of Mark Lane, of William Blair.

Mark Lane - William Blair - Analyst

Good morning.

Unidentified Company Representative

Good morning, Mark.

Mark Lane - William Blair - Analyst

Just one question following up on the cost savings issue. Are there any obstacles that limit the timing of the cost savings? So is the $125 million full benefit estimate — is that the full benefit? Or is there anything that would cause a delay in terms of consolidating real estate or technology or moving to Globex or anything like that?

Jamie Parisi - CME - CFO

No, this is Jamie again. We feel that those are very — we will be able to achieve those. Of course, we have proven in the past so we are able to execute and we will definitely execute on this.

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Oct. 17. 2006 / 8:30AM ET, BOT - 3Q 2006 CBOT Holdings Inc. Earnings Call and Merger Discussion

Mark Lane - William Blair - Analyst

But there is no — technically no obstacle that would prevent you from realizing any cost savings beyond that time? Real estate-related issues or anything like that?

Jamie Parisi - CME - CFO

No.

Mark Lane - William Blair - Analyst

Okay. And then on the NYMEX relationship, is there anything within that contract that allows NYMEX to renegotiate or change its relationship, based on changes in competitive products or in other areas?

Jamie Parisi - CME - CFO

You know, I think we are not going to get into that today. Obviously, we are very committed to our partnership. As Terry indicated, our agreement today with the Chicago Board of Trade is consistent with our agreement with the New York Mercantile Exchange and we look forward to maintaining that relationship.

Mark Lane - William Blair - Analyst

Okay, thanks. Congratulations.

Jamie Parisi - CME - CFO

Thank you.

Operator

And your next question is from the line of Howard Chen of Credit Suisse.

Howard Chen - Credit Suisse - Analyst

Good morning everyone. Congratulations everybody. Just a few follow-up questions. One, you touched on the magnitude of the cost savings before. But a question on the pace of them. Any reason to kind of think about the 125 million over the course of two years rather than a little bit sooner than that, after transaction closing?

Jamie Parisi - CME - CFO

Well, we think — as we said, we think that we are going to achieve the 125 million in the second year after the close and we will be accretive, as we said, in 12 to 18 months.

Howard Chen - Credit Suisse - Analyst

Right, and within that 12 to 18-month accretion scenario, have you factored in any potential revenue slippage as you combine market data contracts or potentially harmonize the two fee schedules?

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Oct. 17. 2006 / 8:30AM ET, BOT - 3Q 2006 CBOT Holdings Inc. Earnings Call and Merger Discussion

Jamie Parisi - CME - CFO

We have taken all that into account.

Howard Chen - Credit Suisse - Analyst

Okay, can you flush out that a little bit in terms of what you have assumed?

Jamie Parisi - CME - CFO

We are not going to provide any further detail on that side.

Howard Chen - Credit Suisse - Analyst

Okay. And then I guess another one, while I have you on the line, Jamie. Can you give a sense, if you are to raise debt, possibly you have had with the ratings agencies, do you have a sense of the cost of your debt at this point?

Jamie Parisi - CME - CFO

We have spoken with the ratings agencies and we feel that — we anticipate that we would have a strong investment-grade rating.

Howard Chen - Credit Suisse - Analyst

Okay. So if we use something like 6, 6.5% cost of debt, is that unreasonable in your mind?

Jamie Parisi - CME - CFO

That might be a little high. But that is in the neighborhood.

Howard Chen - Credit Suisse - Analyst

Okay, great. And then, I guess final question, to touch back on the magnitude of the cost savings. Even if I—the total expense basis of the two companies currently run at about $800 million and then if you x out DNA like you spoke about before Jamie, you know, maybe 125 million, is it something like 18 to 20% of the combined expense basis? Is that the right way to think about it?

Jamie Parisi - CME - CFO

It is about 16% of the combined. If you exclude the depreciation, amortization and the common clearing, on a combined basis it is over 20%.

Howard Chen - Credit Suisse - Analyst

Okay, great. Thanks so much. Congrats again.

Operator

And your next question is from the line of Scott Appleby of Deutsche Bank. Please go ahead.

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FINAL TRANSCRIPT

Oct. 17. 2006 / 8:30AM ET, BOT - 3Q 2006 CBOT Holdings Inc. Earnings Call and Merger Discussion

Scott Appleby - Deutsche Bank - Analyst

Hey guys. Great job. As I have always said, this is the one merger that made the most sense. I am sorry to harp on the costs. Just wanted to try to understand if there is a contract with Euronext on the technology? I presume that if there is, it is year to year at this point?

Bernie Dan - CBOT - President and CEO

This is Bernie Dan. The contract with AEMS actually extends through November of 2008 and we will be working with AEMS in terms of professionally managing what our future is, in terms of short-term operating the Board of Trade as a standalone entity and then we will address transition issues with AEMS at the appropriate time in the future.

Scott Appleby - Deutsche Bank - Analyst

Okay. And then on — this might be a sensitive subject, but I am curious to know what you are going to do with one of the buildings? Are you going to be able to merge all the necessary or the required floor space into one location?

Craig Donohue - CME - CEO

Yes, Scott. It is Craig Donohue. A couple things on that. I mean, obviously first of all, in the course of our work here with our partners at the Board of Trade, we have done very extensive analysis of the opportunity to consolidate onto a single trading floor location, which will be the Board of Trade’s location. And we are quite confident in our ability to do that. With respect to our other real estate arrangements, obviously we are going to be evaluating that and we will come to conclusions throughout the course of working together. But one thing that is clear is that we will be moving to a single location and that will be the CBOT’s trading floor location.

Scott Appleby - Deutsche Bank - Analyst

Thanks. I believe you were planning to move some of your operations, either you have already done so or you were going to do so soon. Has that been tied up with a long-term lease?

Craig Donohue - CME - CEO

Well again, we have executed a lease for our property at 550 West Washington. We do have facilities also at 30 South Wacker and we will also have obviously employee facilities at 141 West Jackson. But we will be looking at our real estate needs as a combined company and making decisions accordingly.

Scott Appleby - Deutsche Bank - Analyst

Okay, guys. Thanks again.

Operator

And your next question will come from the line of Richard Herr of KBW.

Richard Herr - Keefe, Bruyette & Woods - Analyst

Hi, good morning and congratulations.

Unidentified Company Representative

Thanks, Rich.

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FINAL TRANSCRIPT

Oct. 17. 2006 / 8:30AM ET, BOT - 3Q 2006 CBOT Holdings Inc. Earnings Call and Merger Discussion

Richard Herr - Keefe, Bruyette & Woods - Analyst

I know you guys are still probably catching your breath, but I guess the logical next question then is, where does — what is your next step here? Is options the next step? Does CBOE make sense?

Craig Donohue - CME - CEO

Well, thank you for that question. But as you can tell, we have a lot of work to do to complete this transaction. A lot of work to do to deliver the value to the customers and the shareholders that we believe we can with this transaction and that is going to be our primary focus for the next couple of years. And this is a huge opportunity for both companies, a huge opportunity for the industry and certainly a huge opportunity for our shareholders and that really needs to be where our focus lies.

Richard Herr - Keefe, Bruyette & Woods - Analyst

Understood, understood. So I guess it is fair to say then, for the next two years this is your number one concern and you might not be looking at anything else for a while?

Craig Donohue - CME - CEO

Yes.

Richard Herr - Keefe, Bruyette & Woods - Analyst

Okay, and then just an easier one, hopefully. CBOT has been raising their rates while CME has experienced a decline really due to mix in their rate per contract. How should we be thinking about the combined company’s rates? Obviously this could be a regulatory issue here. But how should we be thinking about what the combined company charge, for instance, interest rate contracts and things like that, just given how CBOT has been moving their rates higher and CME’s have been trickling lower?

Craig Donohue - CME - CEO

Yes. Let me just say on that that, as I indicated earlier, I mean obviously we are going to continue to be separate companies until this transaction is approved by our shareholders and until we have received the necessary regulatory approvals and we are just not in a position to comment on pricing strategies for the two companies. We operate separately and that is a matter for us to deal with after we have combined.

Richard Herr - Keefe, Bruyette & Woods - Analyst

Okay. Thank you very much.

Operator

And your next question is from the line of Roger Freeman of Lehman Brothers.

Roger Freeman - Lehman Brothers - Analyst

Oh hi, good morning. Most of my questions have been answered here. Just a couple of follow-ups. I guess with respect to the LIFFE Connect platform, you talked about this a bit. But what are — can you just remind us what you spend on that license annually?

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FINAL TRANSCRIPT

Oct. 17. 2006 / 8:30AM ET, BOT - 3Q 2006 CBOT Holdings Inc. Earnings Call and Merger Discussion

Glen Johnson - CBOT - CFO

Yes, Roger, this is Glen Johnson. We spend between 20 and $25 million a year with a managed service agreement with them.

Roger Freeman - Lehman Brothers - Analyst

Okay, so any savings from moving off of that, it sounds like are probably not in these synergy savings? Because that would occur at the earliest, at the very tail end of the two years?

Jamie Parisi - CME - CFO

No, this is Jamie. All of the IT synergies are inclusive of potential plans with regard to our electronic trading platform.

Roger Freeman - Lehman Brothers - Analyst

Okay. But is it — this is a contract that runs through November 2008, is that right?

Bernie Dan - CBOT - President and CEO

This is Bernie. That is correct. November of 2008.

Roger Freeman - Lehman Brothers - Analyst

Okay. So potentially, you can get out of that contract early if those cost savings are already included in these synergy numbers?

Bernie Dan - CBOT - President and CEO

I cannot comment on the details of our agreement with AEMS. So I think Jamie answered the question correctly that in the long term, in terms of realizing the synergies, they are part of his number. And in terms of the actual steps function to get there is not anything we can comment on today.

Roger Freeman - Lehman Brothers - Analyst

Okay, understood. And then I guess, on the real estate side as well, you have savings built in for the trading floor consolidation. It sounds like there may be more down the road. So again, is it fair to assume that the synergy numbers could be higher in the long run as you identify further real estate consolidation opportunities?

Unidentified Company Representative

Well, as you notice, we did say that the synergies are at least $125 million a year on a run rate basis.

Roger Freeman - Lehman Brothers - Analyst

Okay. And then I guess lastly, on market data and I know you do not want to comment on pricing, but just if you look at — I think each of you charged about $50 or so a terminal. Is it fair to assume that you probably cannot just add those together. The customers would probably want to see some kind of benefit of getting a single feed?

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FINAL TRANSCRIPT

Oct. 17. 2006 / 8:30AM ET, BOT - 3Q 2006 CBOT Holdings Inc. Earnings Call and Merger Discussion

Unidentified Company Representative

I think Craig mentioned it earlier with respect to pricing on exchange transaction fees. The same would apply to market data. We are going to operate these companies separately until we close and we are not in the position to talk about pricing strategies associated with market data at this time.

Roger Freeman - Lehman Brothers - Analyst

Okay, got it. All right, thanks a lot.

Unidentified Company Representative

Thank you.

Operator

And your next question is from the line of Niamh Alexander of CIBC. Please go ahead.

Niamh Alexander - CIBC - Analyst

Thanks so much. Just a few quick questions. With regards to the floor, does CME already have rules with regards to getting to a certainly lower level of liquidity before you could potentially close the floor if you wanted? How do those rules change, if there are rules in place already on the CBOT? Is there something in the merger agreement with respect to, in this situation, if you did want to close a particular trading floor or pit?

Craig Donohue - CME - CEO

Yes, Niamh, it is Craig. You know, we actually have very similar rules that were adopted at the time of each of our demutualizations with respect to maintenance of trading floor facilities for open-outcry trading. So that is actually an easy part of this agreement, which is that we have the same standards for volume and open interest that really apply both at the Board of Trade and the CME.

Niamh Alexander - CIBC - Analyst

Okay, that is helpful. Thank you. And then, sorry if you have already answered this one, but just wondering if you have given a specific, if it is an expected, like, late 1Q, early 2Q close or what you are hoping for right now?

Craig Donohue - CME - CEO

We are expecting to close by the middle part of 2007.

Niamh Alexander. Middle of ‘07. Okay, that is helpful. Thanks so much.

Craig Donohue - CME - CEO

You are welcome.

Unidentified Company Representative

We are ready for one more question.

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FINAL TRANSCRIPT

Oct. 17. 2006 / 8:30AM ET, BOT - 3Q 2006 CBOT Holdings Inc. Earnings Call and Merger Discussion

Operator

Your next question is from the line of Bryan Long of Chesapeake Partners.

Bryan Long - Chesapeake Partners - Analyst

Hi. I was wondering if you could just go through the specific regulatory approvals outside antitrust that you need?

Craig Donohue - CME - CEO

Well, obviously, it is Craig again, we each share a common federal regulator, the Commodity Futures Trading Commission. And so that will be a key part of the regulatory approvals process in conjunction with the Department of Justice. And then we also, each of us, will have separate regulatory approvals. We each have regulatory relationships with the FSA in the UK and so there will be some other regulatory approvals that we will be seeking.

Bryan Long - Chesapeake Partners - Analyst

Thank you very much.

Operator

You have no further questions at this time.

Terry Duffy - CME - Chairman

Well, let me just wrap it up then by saying thank you very much for participating on such short notice. We are obviously very excited about this merger. We will continue to keep you updated as we move toward the completion of the transaction and again, thank you all very much.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the presentation and you may now disconnect. Have a wonderful day.

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Oct. 17. 2006 / 8:30AM ET, BOT - 3Q 2006 CBOT Holdings Inc. Earnings Call and Merger Discussion

IMPORTANT MERGER INFORMATION

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties intend to file relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements in this document may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

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